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                             March 5, 2021

       Michael B. Petras, Jr.
       Chief Executive Officer
       Sotera Health Company
       9100 South Hills Blvd, Suite 300
       Broadview Heights, OH 44147

                                                        Re: Sotera Health
Company
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 1,
2021
                                                            CIK No. 0001822479

       Dear Mr. Petras:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              David Lopez, Esq.